02017465

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

FEB 28 2002

IMH Assets Corp.	0001017447
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, February 27, 2002, Series 2002-1	333-66337 ~~333-69978~~

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IMH ASSETS CORP.

By: ______________________

Name: Richard J. Johnson

Title: Chief Financial Officer

Dated: February 27, 2002

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

ABS New Transaction

Computational Materials

Impac CMB Trust Series 2002-1
COLLATERALIZED ASSET-BACKED BONDS, SERIES 2002-1

$[396,000,000]
(Approximate)

IMH Assets Corp.
Depositor

Impac Mortgage Holdings, Inc.
Seller

Impac Funding Corporation
Master Servicer

The attached tables and other statistical pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities nor the issuer of the securities makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation to the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not yet been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive computational materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

<u>Preliminary Structural Term Sheet</u> ***Date Prepared: January 29, 2002***

$[396,000,000] (Approximate)
IMH Assets Corp., Collateralized Asset-Backed Bonds, Series 2002-1

Class [(1)(2)]	Approximate Bond Balance [(3)]	Tranche Type	WAL (Yrs.) Call/Mat [(4)]	Modified Duration (Yrs.) Call/Mat[(4)]	Payment Window (Mos.) Call/Mat[(4)]	Expected Rating (Moody's / S&P)	Last Scheduled Payment Date
A	$[376,000,000]	Floating Rate Senior	2.17 / 2.64	2.07 / 2.48	1-52 / 1-167	Aaa /AAA	December 2031
B	$[20,000,000]	Floating Rate Subordinate	2.17 / 2.64	2.00 / 2.37	1-52 / 1-167	Baa2/ BBB	December 2031
Total:	$[396,000,000]						

(1) The Bonds are priced to call. In the event that an optional clean-up call does not occur on the earliest possible date, (i) the margin for the Class A Bonds will increase 2.0x, and (ii) the margin for the Class B Bonds will increase 1.5x.
(2) The Bonds are subject to a fixed cap of [13.25]% and a cap equal to the Available Funds Rate (as described below).
(3) The bond balances are subject to a +/-5% variance.
(4) Based on the collateral prepayment assumptions described under "Pricing Prepayment Speed" herein.

Trust: Impac CMB Trust Series 2002-1.

Seller: Impac Mortgage Holdings, Inc. or an affiliate thereof.

Depositor: IMH Assets Corp.

Master Servicer: Impac Funding Corporation.

Sub-Servicers: Commencing on or before [May 1], 2002 Countrywide Home Loans, Inc. or an affiliate thereof will act as sub-servicer with respect to substantially all of the Adjustable Rate Mortgage Loans deposited into the Trust on the Closing Date and, with respect to the Subsequent Mortgage Loans, no later than three months after the date of transfer. Wendover Funding Inc. will sub-service the Fixed Rate Mortgage Loans.

Underwriters: Countrywide Securities Corporation (Lead Manager) and Greenwich Capital Markets, Inc. (Co-Manager).

Indenture Trustee: Bankers Trust Company of California, N.A.

Owner Trustee: Wilmington Trust Company.

Note Insurer: Ambac Assurance Corporation ("AMBAC").

Bonds: The *"Bonds"* will consist of (i) the Class A Bonds and (ii) the Class B Bonds.

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

Certificates:	The Trust will also issue Certificates representing the beneficial ownership interest in the Trust. The Certificates are not offered publicly.
Registration:	The Bonds will be available in book-entry form through DTC.
ERISA Eligibility:	The Bonds are expected to be ERISA eligible, subject to certain conditions.
SMMEA Eligibility:	The Bonds will not constitute "mortgage related securities" for purposes of SMMEA.
Sample Pool Calculation Date:	February 1, 2002, with respect to the Adjustable Rate Mortgage Loans, and January 11, 2002, with respect to the Fixed Rate Mortgage Loans.
Cut-off Date:	For each Mortgage Loan delivered to the Trust on the Closing Date, the later of February 1, 2002, or the origination date of such Mortgage Loan. For each Subsequent Mortgage Loan, the later of the first day of the month in which the Subsequent Mortgage Loan is delivered to the Trust, or the origination date of such Subsequent Mortgage Loan.
Cut-off Date Balance:	The aggregate scheduled unpaid principal balance of the Mortgage Loans as of the Cut-off Date, plus the amount on deposit in the Pre-Funding Account on the Closing Date.
Expected Pricing Date:	January [31], 2002.
Expected Closing Date:	February [27], 2002.
Payment Date:	The 25th day of each month (or, if such day is not a business day, the next succeeding business day) commencing in March 2002.
Accrued Interest:	The price to be paid by investors for the Bonds will not include accrued interest thru the Closing Date (i.e., settling flat).
Interest Accrual Period:	With respect to the Bonds and any Payment Date, the period commencing from the preceding Payment Date (or, in the case of the first Payment Date, from the Closing Date) through the day preceding such Payment Date (on an actual/360 basis).
Due Date:	With respect to the Adjustable Rate Mortgage Loans, the first day of each calendar month and, with respect to the Fixed Rate Mortgage Loans, the date specified in the related note.
Optional Termination:	Subject to any restrictions set forth in the transaction documents, the terms of the transaction allow for a clean-up call with respect to the Bonds, which may be exercised upon the earlier of (i) any Payment Date on which the outstanding aggregate principal balance of the Mortgage Loans is less than or equal to 20% of the Cut-off Date Balance, and (ii) the Payment Date occurring in March 2012.
Pricing Prepayment Speed:	The Bonds were priced based on an assumed collateral prepayment speed of 30% CPR.
Mortgage Loans:	The Trust will include mortgage loans (the "Mortgage Loans") having an aggregate principal balance as of the Sample Pool Calculation Date (the "Sample Pool Calculation Date Balance") of approximately $340,100,401, of which (i) approximately $332,114,748, or 97.65% by Sample Pool

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

Calculation Date Balance, are adjustable rate mortgage loans secured by first liens on the related mortgaged properties (the "Adjustable Rate Mortgage Loans"), and (ii) approximately $7,985,654, or 2.35% by Sample Pool Calculation Date Balance, are fixed rate mortgage loans secured by second liens on the related mortgaged properties (the "Fixed Rate Mortgage Loans"). Approximately 86.81% by Sample Pool Calculation Date Balance of the Fixed Rate Mortgage Loans are secured by Mortgage Loans with original combined loan-to-value ratios in excess of 100.00%. The Mortgage Loans have the characteristics as of the Sample Pool Calculation Date described in the collateral tables included in these Computational Materials.

The collateral tables included in these Computational Materials as Appendix A represent a sample pool of Mortgage Loans (the "Sample Pool") having the characteristics described therein as of the Sample Pool Calculation Date, and do not include additional Mortgage Loans expected to be included in the Trust on the Closing Date or, with respect to the Subsequent Mortgage Loans, during the Funding Period. In addition, certain Mortgage Loans contained in the Sample Pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. The final pool of Mortgage Loans to be included in the Trust will be different from the Sample Pool, although the characteristics of such final pool will not materially differ from the characteristics of the Sample Pool as indicated herein.

Pre-Funded Amount: A deposit of not more than $100,000,000 (the "Pre-Funded Amount") will be made to a pre-funding account (the "Pre-Funding Account") on the Closing Date. From the Closing Date to no later than April 30, 2002 (the "Funding Period"), the Pre-Funded Amount on deposit in the Pre-Funding Account will be used to purchase subsequent mortgage loans (the "Subsequent Mortgage Loans"). Any portion of the Pre-Funded Amount remaining on the last day of the Funding Period will be distributed as principal on the Bonds on the immediately following Payment Date.

Note Rate: The Note Rate on each Class of Bonds for any Payment Date will be equal to the least of (a) one-month LIBOR plus the margin for such Class, (b) the Available Funds Rate, and (c) a fixed cap of [13.25]%.

Premium Rate: Approximately 12.63% of the Mortgage Loans by Sample Pool Calculation Date Balance are covered by lender-paid mortgage insurance policies. The *"Premium Rate"* for any period will equal the premium rate of each such insured Mortgage Loan for that period expressed as a weighted average rate for all Mortgage Loans. The Premium Rate of the Sample Pool is approximately 0.107%.

Net Mortgage Rate: The *"Net Mortgage Rate"* will be a rate equal to the excess of the weighted average of the mortgage rates on the Mortgage Loans minus the sum of (a) a servicing fee rate of (i) 0.375% with respect to the Adjustable Rate Mortgage Loans, and (ii) 0.75% with respect to the Fixed Rate Mortgage Loans, (b) a master servicing fee rate of 0.03%, (c) a combined indenture trustee and owner trustee fee rate of approximately 0.0075%, (d) the Premium Rate and (e) a surety carveout of [0.50]% commencing after the first nine (9) months (in the case of (a), (b), (c), and (d), weighted on the basis of the principal balances of the related Mortgage Loans as of the prior due period).

Available Funds Rate: For any Payment Date, the "Available Funds Rate," as expressed on a per annum basis, will equal the product of (a) the excess of (i) the Net Mortgage Rate, times a fraction equal to (x) the aggregate principal balance of the Mortgage Loans as of the end of the related due period over (y) the aggregate principal balance of the Bonds immediately prior to such Payment Date, over (ii) the Bond Insurance Policy premium times a fraction equal to (x) the principal balance of the Class

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

A Bonds divided by (y) the aggregate principal balance of the Class A and Class B Bonds multiplied by (b) a fraction equal to (i) 30 divided by (ii) the number of days in the related Interest Accrual Period.

Basis Risk Shortfall Carryforward: Any shortfalls in interest payments on a Class of Bonds resulting from any excess of (a) interest at the lesser of (i) LIBOR plus the related margin and (ii) [13.25]%, over (b) the Available Funds Rate (any such shortfalls, "Basis Risk Shortfall Amounts"), to the extent not covered by the Derivative Contracts (as defined below), will be paid in the current month or carried forward for payment on subsequent Payment Dates, together with accrued interest thereon, to the extent of amounts available from Excess Cash Flow, as described under "Priority of Payments" below. Basis Risk Shortfall Amounts and Basis Risk Shortfall Carryforward are referred to collectively herein as "Basis Risk Amounts."

Derivative Contracts: The Trust will include interest rate derivative contracts with an aggregate notional balance of approximately $146,396,388.86 (collectively, the "Derivative Contracts"). Payments received on the Derivative Contracts (net of any liabilities relating thereto) will be available to pay the Bonds (in sequential order, beginning with the Class A Bonds) any Basis Risk Amounts. None of the Derivative Contracts will have a term in excess of 36 months.

The Derivative Contracts will include one cap contract with an initial declining notional balance of $41,823,057.07, as further specified in the cap contract (the "Cap Contract"). Payments received under the Cap Contract will be available to pay the Bonds any Basis Risk Amounts in the order and manner described in the preceding paragraph.

The Derivative Contracts will also include approximately $104,573,331.79 of "balance-guaranteed" collar contracts (the "Collar Contracts"). As used herein, "balance-guaranteed" shall refer to Derivative Contracts written by a triple-A counterparty which will guarantee that, in any given period, the aggregate notional balance of the Swap Contract and Collar Contracts will not exceed the aggregate balance of the Bonds.

Credit Enhancement: The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support against Realized Losses for some or all of the Bonds, as the case may be:

1. Overcollateralization. The required initial and target overcollateralization will be equal to [1.00]% of the Cut-off Date Balance.

   a. *Stepdown of Overcollateralization*: On or after the Stepdown Date (as defined below) and for so long as a Trigger Event (the parameters of which will be set by the rating agencies) shall not have occurred, the required overcollateralization may be reduced to the lesser of (i) an amount equal to [2.00]% of the then current aggregate unpaid principal balance of the Mortgage Loans, and (ii) an overcollateralization floor equal to [0.50]% of the Cut-off Date Balance. As used herein, "Stepdown Date" shall mean the later of (a) the Payment Date occurring in March 2005, and (b) the first Payment Date on which the aggregate principal balance of the Mortgage Loans is less than or equal to 50% of the Cut-off Date Balance.

   b. *Trigger Event*: Upon the occurrence of a Trigger Event on or after the Stepdown Date, and for so long as such Trigger Event exists, the required overcollateralization will be increased to [1.00]% of the Cut-off Date Balance.

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

2. Excess Cash Flow. "Excess Cash Flow" for any Payment Date will be equal to the available funds remaining after priorities 1, 2 and 3 under "Priority of Payments" below.

3. Subordination. The Class B Bonds, which will initially represent [5.00]% of the Cut-off Date Balance, will provide subordination to the Class A Bonds, to the extent described under "Realized Losses" below.

4. Bond Insurance Policy. AMBAC Assurance Corporation will guarantee the ultimate payment of principal and current interest on the Class A Bonds only, except shortfalls and losses resulting from prepayment interest shortfalls, Soldiers' and Sailors' Civil Relief Act of 1940 shortfalls, and Basis Risk Amounts. AMBAC's claims paying ability is rated AAA/Aaa by S&P and Moody's, respectively.

Realized Losses: If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan, in which case the amount of such insufficiency is a "Realized Loss." Realized Losses will, in effect, be absorbed first, by Excess Cash Flow, and then by the reduction of overcollateralization. Following the reduction of any overcollateralization to zero, all allocable Realized Losses will be applied to the Class B Bonds. Any Realized Losses allocated to the Class B Bonds will not bear interest and will be reimbursed as provided below.

Any Realized Losses otherwise attributable to the Class A Bonds and not covered as described above will result in a draw on the Bond Insurance Policy.

Priority of Payments: Available funds from the Mortgage Loans (which are net of any servicing, master servicing, indenture trustee, owner trustee, private mortgage insurance premium fees and the AMBAC premium) will be distributed as follows:

1. To the respective counterparties of the Derivative Contracts, any net amounts which may become due as a result of the liability portion of the Derivative Contracts;
2. Interest funds, from the Interest Remittance Amount, as follows: (i) accrued interest to the Class A Bonds and then (ii) accrued interest to the Class B Bonds;
3. Principal funds, as follows: monthly principal, on a pro rata basis to the Bonds;
4. Excess Cash Flow, to AMBAC, as reimbursement for prior draws on the Bond Insurance Policy along with any other amounts due pursuant to the Insurance Agreement;
5. Any remaining Excess Cash Flow, following the distributions described in clause 4 above, as follows: (i) as principal to the Bonds to build overcollateralization to the target amount, then (ii) to the Class B Bonds, any unreimbursed Realized Losses;
6. Any remaining Excess Cash Flow, following the distributions described in clause 5 above, as follows: (i) sequentially to the Class A Bonds and Class B Bonds, to cover any Basis Risk Amounts which are not covered by payments received in respect of the Derivative Contracts and then (ii) sequentially to the Class A Bonds and Class B Bonds, to cover any Unpaid Interest Shortfall Amount.
7. Any remaining Excess Cash Flow, following the distributions described in clause 6 above, to the Certificates.

[DM Tables, Available Rate Schedule and Collateral Tables to follow]

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

Impac CMB Trust Series 2002-1, Class A

Price-DM Sensitivity Report

Settlement:	2/27/02
Class Balance:	$[376,000,000]
Pass-Thru Margin (pre-step-up):	[0.34]%

To Call:

Prepayment Assumption	0.00%	12.00%	25.00%	30.00%	35.00%	42.00%	50.00%
DM at Par (bps)	34	34	34	34	34	34	34
WAL (yr)	9.19	5.28	2.66	2.17	1.82	1.45	1.16
MDUR (yr)	8.22	4.83	2.52	2.07	1.75	1.41	1.13
First Prin Pay	3/2	3/2	3/2	3/2	3/2	3/2	3/2
Last Prin Pay	3/12	3/12	6/7	6/6	10/5	1/5	6/4

To Maturity:

Prepayment Assumption	0.00%	12.00%	25.00%	30.00%	35.00%	42.00%	50.00%
DM at Par (bps)	49	39	39	40	40	40	40
WAL (yr)	18.29	6.41	3.22	2.64	2.21	1.77	1.40
MDUR (yr)	14.43	5.67	3.00	2.48	2.10	1.69	1.35
First Prin Pay	3/2	3/2	3/2	3/2	3/2	3/2	3/2
Last Prin Pay	12/31	4/29	11/18	1/16	10/13	7/11	8/9

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

Impac CMB Trust Series 2002-1, Class B

Price-DM Sensitivity Report

Settlement:	2/27/02
Class Balance:	$[20,000,000]
Pass-Thru Margin (pre-step-up):	[2.15]%

To Call:

Prepayment Assumption	0.00%	12.00%	25.00%	30.00%	35.00%	42.00%	50.00%
DM at Par (bps)	215	215	215	215	215	215	215
WAL (yr)	9.19	5.28	2.66	2.17	1.82	1.45	1.16
MDUR (yr)	7.51	4.49	2.42	2.00	1.70	1.37	1.10
First Prin Pay	3/2	3/2	3/2	3/2	3/2	3/2	3/2
Last Prin Pay	3/12	3/12	6/7	6/6	10/5	1/5	6/4

To Maturity:

Prepayment Assumption	0.00%	12.00%	25.00%	30.00%	35.00%	42.00%	50.00%
DM at Par (bps)	255	228	230	231	231	232	232
WAL (yr)	18.29	6.41	3.22	2.64	2.21	1.77	1.40
MDUR (yr)	12.06	5.16	2.84	2.37	2.01	1.63	1.31
First Prin Pay	3/2	3/2	3/2	3/2	3/2	3/2	3/2
Last Prin Pay	12/31	4/29	11/18	1/16	10/13	7/11	8/9

[Available Rate Schedule and Collateral Tables to follow]

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

Available Rate Schedule (1)

Period	Available Rate (2)	Available Rate (3)
1	7.100	7.100
2	5.950	8.910
3	6.150	9.190
4	5.960	9.040
5	6.120	9.170
6	5.330	9.630
7	5.290	9.640
8	5.350	9.730
9	5.160	9.570
10	5.290	9.780
11	4.900	9.330
12	4.800	10.030
13	5.310	10.780
14	4.560	9.810
15	4.730	10.090
16	4.500	9.820
17	4.520	9.880
18	4.330	10.270
19	4.280	10.230
20	4.340	10.360
21	4.160	10.130
22	4.300	10.380
23	4.070	9.290
24	4.350	9.540
25	4.650	10.200
26	4.350	9.550
27	4.500	9.870
28	4.350	9.570
29	4.500	10.250
30	4.350	10.530
31	4.350	10.540
32	4.500	10.890
33	4.360	10.550
34	4.460	10.970
35	4.360	10.940
36	4.410	11.510
37	4.890	12.750
38	4.370	11.400
39	4.510	11.780
40	4.370	11.420
41	4.510	12.010
42	4.360	12.010
43	4.360	12.010
44	4.510	12.420
45	4.360	12.010
46	4.510	12.430
47	4.370	12.040
48	4.370	12.040
49	4.840	13.340
50	4.360	12.070
51	4.510	12.480
52	4.370	12.100

(1) Subject to those limitations set forth under "Note Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 1.830%, 6-Month-LIBOR stays at 2.020%, 1Y CMT stays constant at 2.292% and both are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.

(3) Assumes that both 1-Month LIBOR, 6-Month LIBOR and 1Y CMT instantaneously increase to 1000 basis points and includes all projected cash proceeds from the Derivative Contracts.

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

$340,100,401 ARM and Fixed Rate Mortgage Loans

Summary of Loans in Sample Pool				
(As of Sample Calculation Date)		**Range**		
Total Number of Loans	1,535			
Total Outstanding Loan Balance	$340,100,401			
Average Loan Balance	$221,564	$12,285	to	$686,323
WA Mortgage Rate	6.785%	2.875%	to	16.750%
Net WAC	6.257%	2.463%	to	15.963%
ARM Characteristics				
WA Gross Margin	2.888%	1.875%	to	6.500%
WA Months to First Roll	12	1	to	59
WA First Periodic Cap	1.784%	1.000%	to	3.000%
WA Subsequent Periodic Cap	1.008%	1.000%	to	2.000%
WA Lifetime Cap	13.094%	11.500%	to	18.375%
WA Lifetime Floor	2.932%	1.875%	to	11.375%
WA Original Term (months)	357	120	to	360
WA Remaining Term (months)	354	65	to	360
WA LTV	83.89%	20.39%	to	125.00%
Percentage of Pool with CLTV > 100%	2.04%			
WA FICO	682			
WA DTI%	37.04%			
Percentage of Pool with Prepayment Penalties at Loan Orig	53.63%			
Percentage of Pool Secured by: 1st Liens	97.65%			
Percentage of Pool Secured by: 2nd Liens	2.35%			
Prepay Penalty: Hard	23.68%			
Prepay Penalty: Soft	76.32%			

Top 5 States:	Top 5 Prop:	Top 5 Docs:	Purpose Codes:	Occ Codes:	Grades:	Orig PP Term:
CA: 65.32%	SFR: 76.43%	EXPR NON-VER ASSET: 38.88%	PURCH: 56.36%	OOC: 92.55%	A1: 5.10%	N/A: 46.37%
FL: 5.09%	PUD: 12.63%	EXPR VER ASSET: 32.24%	RFCO: 31.22%	NOO: 5.42%	A2: 2.95%	6: 0.65%
IL: 3.01%	CONDO: 8.59%	FULL DOC: 11.80%	REFI: 12.42%	2ND: 2.03%	A+: 44.58%	12: 2.86%
WA: 2.42%	2 FAM: 1.40%	STATED DOC: 8.68%			A: 46.06%	24: 30.36%
GA: 2.29%	HI CONDO: 0.35%	EXPR NO DOC: 7.78%			A-: 0.84%	36: 9.24%
					B: 0.36%	60: 10.50%
					C: 0.05%	
					C-: 0.05%	

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

ARM Loans $332,114,748

Loan Programs

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
6 MO LIBOR	798	$202,869,696	61.08
2/1 CMT	1	$467,686	0.14
2/28 LIBOR	531	$121,003,162	36.43
3/27 LIBOR	29	$6,549,369	1.97
5/25 LIBOR	5	$1,224,835	0.37
	1,364	$332,114,748	100.00

Principal Balances

Range of Principal Balances	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
$50,000.01 to $100,000.00	78	$6,558,223	1.97
$100,000.01 to $150,000.00	216	$27,773,644	8.36
$150,000.01 to $200,000.00	283	$49,683,981	14.96
$200,000.01 to $250,000.00	231	$51,569,950	15.53
$250,000.01 to $300,000.00	185	$50,757,462	15.28
$300,000.01 to $350,000.00	152	$49,261,631	14.83
$350,000.01 to $400,000.00	109	$41,178,913	12.40
$400,000.01 to $450,000.00	33	$14,141,254	4.26
$450,000.01 to $500,000.00	35	$16,676,297	5.02
$500,000.01 to $550,000.00	15	$7,811,812	2.35
$550,000.01 to $600,000.00	9	$5,138,210	1.55
$600,000.01 to $650,000.00	15	$9,544,818	2.87
$650,001.00 or Greater	3	$2,018,553	0.61
	1,364	$332,114,748	100.00

Mortgage Rates

Range of Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
2.875 - 2.999	1	$274,518	0.08
3.000 - 3.499	4	$1,540,268	0.46
3.500 - 3.999	24	$8,171,905	2.46
4.000 - 4.499	32	$8,674,476	2.61

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

ARM Loans $332,114,748

Mortgage Rates (cont.)

Range of Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
4.500 - 4.999	76	$21,106,844	6.36
5.000 - 5.499	81	$22,696,333	6.83
5.500 - 5.999	141	$36,613,575	11.02
6.000 - 6.499	159	$38,509,534	11.60
6.500 - 6.999	261	$63,869,105	19.23
7.000 - 7.499	160	$38,813,195	11.69
7.500 - 7.999	187	$43,233,157	13.02
8.000 - 8.499	88	$19,222,786	5.79
8.500 - 8.999	93	$18,952,413	5.71
9.000 - 9.499	29	$5,631,487	1.70
9.500 - 9.999	17	$3,078,588	0.93
10.000 - 10.499	5	$791,906	0.24
10.500 - 10.999	3	$476,085	0.14
11.000 - 11.499	1	$93,719	0.03
11.500 - 11.999	2	$364,851	0.11
	1,364	$332,114,748	100.00

Months Remaining to Maturity

Months Remaining to Maturity	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
301 - 360	1,364	$332,114,748	100.00
	1,364	$332,114,748	100.00

Loan-to-Value Ratios

Range of LTVs (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
20.01-25.00	4	$688,921	0.21
25.01-30.00	3	$329,227	0.10
35.01-40.00	4	$1,185,058	0.36
40.01-45.00	7	$1,757,543	0.53
45.01-50.00	16	$4,603,522	1.39
50.01-55.00	7	$2,645,985	0.80
55.01-60.00	19	$5,515,391	1.66

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

ARM Loans $332,114,748

Loan-to-Value Ratios (cont.)

Range of LTVs (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
60.01-65.00	27	$7,432,976	2.24
65.01-70.00	74	$22,584,446	6.80
70.01-75.00	61	$17,441,790	5.25
75.01-80.00	381	$96,041,771	28.92
80.01-85.00	41	$9,324,720	2.81
85.01-90.00	343	$79,209,912	23.85
90.01-95.00	355	$78,982,354	23.78
95.01-100.00	22	$4,371,132	1.32
	1,364	$332,114,748	100.00

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
AZ	18	$2,733,391	0.82
AR	1	$70,560	0.02
CA	839	$219,861,464	66.20
CO	28	$6,454,834	1.94
CT	12	$3,171,804	0.96
DC	3	$800,471	0.24
FL	85	$16,414,266	4.94
GA	37	$7,519,895	2.26
HI	4	$1,234,702	0.37
ID	1	$134,206	0.04
IL	46	$10,226,970	3.08
IN	8	$1,319,855	0.40
IA	1	$251,379	0.08
KY	1	$80,020	0.02
ME	1	$143,653	0.04
MD	21	$4,733,642	1.43
MA	11	$2,584,119	0.78
MI	20	$4,434,642	1.34
MN	4	$765,327	0.23
MO	10	$2,076,708	0.63
MT	1	$188,806	0.06
NE	1	$686,323	0.21
NV	25	$5,291,483	1.59

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

ARM Loans $332,114,748

Geographic Distribution (cont.)

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
NH	1	$369,084	0.11
NJ	29	$6,147,434	1.85
NM	3	$791,314	0.24
NY	16	$5,508,708	1.66
NC	14	$2,787,390	0.84
OH	8	$1,236,380	0.37
OK	4	$1,169,528	0.35
OR	14	$2,899,035	0.87
PA	6	$1,095,454	0.33
RI	3	$385,643	0.12
SC	7	$1,363,468	0.41
TN	3	$617,998	0.19
TX	18	$3,884,571	1.17
UT	5	$1,140,651	0.34
VA	12	$2,978,306	0.90
WA	39	$7,946,448	2.39
WI	4	$614,815	0.19
	1,364	$332,114,748	100.00

FICO Ranges

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
801 - 820	3	$1,027,408	0.31
781 - 800	32	$8,681,397	2.61
761 - 780	55	$14,865,117	4.48
741 - 760	77	$19,674,897	5.92
721 - 740	123	$31,046,399	9.35
701 - 720	156	$38,282,357	11.53
681 - 700	190	$47,234,587	14.22
661 - 680	209	$47,656,818	14.35
641 - 660	221	$52,999,563	15.96
621 - 640	187	$46,200,399	13.91
601 - 620	63	$14,626,722	4.40
581 - 600	33	$7,233,063	2.18
561 - 580	8	$1,540,913	0.46
541 - 560	4	$528,723	0.16

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

ARM Loans $332,114,748

FICO Ranges (cont.)

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
521 - 540	1	$93,719	0.03
NOT SCORED	2	$422,665	0.13
	1,364	$332,114,748	100.00

Property Type

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
SFR	1,022	$252,651,419	76.07
PUD	159	$42,777,484	12.88
CONDO	147	$28,826,091	8.68
2 FAM	20	$4,749,192	1.43
HI CONDO	4	$1,193,088	0.36
4 FAM	6	$1,093,974	0.33
3 FAM	4	$519,853	0.16
UNKNOWN	2	$303,646	0.09
	1,364	$332,114,748	100.00

Loan Purpose

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
PURCH	811	$191,609,217	57.69
RFCO	388	$98,414,919	29.63
REFI	165	$42,090,611	12.67
	1,364	$332,114,748	100.00

Occupancy

Occupancy Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
OOC	1,240	$306,773,741	92.37
NOO	96	$18,439,309	5.55

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

ARM Loans $332,114,748

Occupancy (cont.)

Occupancy Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
2ND HM	28	$6,901,697	2.08
	1,364	$332,114,748	100.00

Document Type

Document Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
EXPR NON-VER ASSET	574	$132,244,999	39.82
EXPR VER ASSET	433	$109,655,139	33.02
FULL DOC	131	$33,777,231	10.17
STATED DOC	106	$27,890,735	8.40
EXPR NO DOC	115	$26,454,943	7.97
NINA	3	$1,345,983	0.41
LISA	1	$581,475	0.18
EXPR SELF-EMP	1	$164,243	0.05
	1,364	$332,114,748	100.00

Gross Margin

Range of Gross Margins	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.99 or Less	1	$165,232	0.05
2.000 - 2.249	34	$11,204,899	3.37
2.250 - 2.499	32	$7,939,883	2.39
2.500 - 2.749	290	$75,434,481	22.71
2.750 - 2.999	437	$106,191,645	31.97
3.000 - 3.249	287	$66,916,990	20.15
3.250 - 3.499	146	$34,844,316	10.49
3.500 - 3.749	41	$8,823,708	2.66
3.750 - 3.999	25	$6,205,515	1.87
4.000 - 4.249	26	$5,801,282	1.75
4.250 - 4.499	9	$1,733,698	0.52
4.500 - 4.749	13	$2,694,621	0.81
4.750 - 4.999	9	$1,575,789	0.47
5.000 - 5.249	5	$1,122,093	0.34

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

ARM Loans $332,114,748

Gross Margin (cont.)

Range of Gross Margins	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
5.250 - 5.499	4	$657,065	0.20
5.500 - 5.749	1	$137,637	0.04
5.750 - 5.999	2	$340,394	0.10
6.250 - 6.499	1	$163,661	0.05
6.500 - 6.749	1	$161,837	0.05
	1,364	$332,114,748	100.00

Next Rate Adjustment Date

Next Rate Adjustment Date	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
03/02	1	$111,730	0.03
04/02	5	$746,221	0.22
05/02	30	$8,394,929	2.53
06/02	356	$90,167,055	27.15
07/02	327	$83,882,343	25.26
08/02	77	$18,949,885	5.71
09/02	1	$495,000	0.15
04/03	1	$162,778	0.05
06/03	1	$122,533	0.04
07/03	1	$457,683	0.14
08/03	2	$841,641	0.25
09/03	7	$2,054,290	0.62
10/03	4	$942,545	0.28
11/03	23	$5,158,950	1.55
12/03	230	$55,059,547	16.58
01/04	196	$44,708,268	13.46
02/04	69	$12,408,650	3.74
04/04	1	$259,368	0.08
05/04	1	$161,837	0.05
07/04	1	$143,275	0.04
08/04	1	$344,933	0.10
10/04	2	$489,554	0.15
11/04	2	$300,793	0.09
12/04	12	$2,705,088	0.81
01/05	7	$1,871,422	0.56

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

ARM Loans $332,114,748

Next Rate Adjustment Date (cont.)

Next Rate Adjustment Date	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
02/05	2	$273,100	0.08
12/06	2	$532,473	0.16
01/07	2	$368,857	0.11
	1,364	$332,114,748	100.00

Range of Months to Roll

Month Number Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
0 - 6	796	$202,252,164	60.90
7 - 12	1	$495,000	0.15
13 - 18	5	$1,584,636	0.48
19 - 24	529	$120,332,250	36.23
25 - 31	4	$909,412	0.27
32 - 37	25	$5,639,957	1.70
56 - 61	4	$901,329	0.27
	1,364	$332,114,748	100.00

Lifetime Rate Cap

Range of Lifetime Rate Caps (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
11.001 - 11.500	1	$395,231	0.12
11.501 - 12.000	1	$139,721	0.04
12.001 - 12.500	589	$154,224,095	46.44
12.501 - 13.000	244	$60,114,650	18.10
13.001 - 13.500	166	$39,304,637	11.83
13.501 - 14.000	147	$35,385,954	10.65
14.001 - 14.500	88	$17,635,075	5.31
14.501 - 15.000	69	$14,299,060	4.31
15.001 - 15.500	27	$5,051,037	1.52
15.501 - 16.000	19	$3,271,245	0.98
16.001 - 16.500	6	$1,237,133	0.37

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

ARM Loans $332,114,748

Lifetime Rate Cap (cont.)

Range of Lifetime Rate Caps (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
16.501 - 17.000	2	$275,095	0.08
17.001 - 17.500	3	$598,128	0.18
17.501 - 18.000	1	$89,967	0.03
18.001 - 18.500	1	$93,719	0.03
	1,364	$332,114,748	100.00

Initial Periodic Rate Cap

Initial Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.000	780	$199,372,772	60.03
1.500	18	$3,496,925	1.05
3.000	566	$129,245,051	38.92
	1,364	$332,114,748	100.00

Subsequent Periodic Rate Cap

Subsequent Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.000	1,339	$327,303,355	98.55
1.500	24	$4,343,707	1.31
2.000	1	$467,686	0.14
	1,364	$332,114,748	100.00

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

ARM Loans $332,114,748

Lifetime Rate Floor

Range of Lifetime Rate Floors (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
5.000 or Less	1,334	$327,033,104	98.47
5.001 - 6.000	7	$1,484,061	0.45
6.001 - 7.000	2	$326,999	0.10
7.001 - 8.000	5	$1,011,267	0.30
8.001 - 9.000	11	$1,567,258	0.47
9.001 - 10.000	2	$275,095	0.08
10.001 - 11.000	2	$323,244	0.10
11.001 - 12.000	1	$93,719	0.03
	1,364	$332,114,748	100.00

Original Principal Balances

Range of Principal Balances	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
$50,000.01 to $100,000.00	78	$6,558,223	1.97
$100,000.01 to $150,000.00	216	$27,773,644	8.36
$150,000.01 to $200,000.00	283	$49,683,981	14.96
$200,000.01 to $250,000.00	231	$51,569,950	15.53
$250,000.01 to $300,000.00	184	$50,457,591	15.19
$300,000.01 to $350,000.00	151	$48,862,232	14.71
$350,000.01 to $400,000.00	111	$41,878,183	12.61
$400,000.01 to $450,000.00	33	$14,141,254	4.26
$450,000.01 to $500,000.00	35	$16,676,297	5.02
$500,000.01 to $550,000.00	15	$7,811,812	2.35
$550,000.01 to $600,000.00	9	$5,138,210	1.55
$600,000.01 to $650,000.00	15	$9,544,818	2.87
$650,000.01 or Greater	3	$2,018,553	0.61
	1,364	$332,114,748	100.00

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

Fixed Rate Mortgage Loans $7,985,654

Loan Programs

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
FIXED 10YR 2nd	1	$45,109	0.56
FIXED 15YR 2nd	91	$3,897,442	48.81
FIXED 20YR 2nd	49	$2,396,299	30.01
FIXED 25YR 2nd	28	$1,495,181	18.72
FIX30/15 BAL 2nd	2	$151,623	1.90
	171	$7,985,654	100.00

Principal Balances

Range of Principal Balances	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
$0.00 to $50,000.00	121	$4,985,059	62.43
$50,000.01 to $100,000.00	49	$2,898,187	36.29
$100,000.01 to $150,000.00	1	$102,408	1.28
	171	$7,985,654	100.00

Mortgage Rates

Range of Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
6.000 - 6.499	1	$56,406	0.71
10.000 - 10.499	1	$102,408	1.28
11.500 - 11.999	9	$439,071	5.50
12.000 - 12.499	2	$93,755	1.17
12.500 - 12.999	32	$1,398,395	17.51
13.000 - 13.499	14	$677,004	8.48
13.500 - 13.999	50	$2,452,723	30.71
14.000 - 14.499	12	$557,047	6.98
14.500 - 14.999	29	$1,362,167	17.06
15.000 - 15.499	3	$166,140	2.08
15.500 - 15.999	13	$442,842	5.55
16.000 - 16.499	4	$180,520	2.26

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

Fixed Rate Mortgage Loans $7,985,654

Mortgage Rates (cont.)

Range of Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
16.500 - 16.999	1	$57,175	0.72
	171	$7,985,654	100.00

Months Remaining to Maturity

Months Remaining to Maturity	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1 - 120	11	$430,824	5.39
121 - 180	95	$4,234,613	53.03
181 - 300	65	$3,320,216	41.58
	171	$7,985,654	100.00

Combined Loan-to-Value Ratios

Range of Combined LTVs (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
60.01-65.00	1	$45,090	0.56
75.01-80.00	4	$113,830	1.43
80.01-85.00	1	$44,214	0.55
85.01-90.00	3	$206,600	2.59
90.01-95.00	3	$159,785	2.00
95.01-100.00	10	$484,070	6.06
100.01-105.00	5	$195,424	2.45
105.01-110.00	7	$358,106	4.48
110.01-115.00	11	$570,451	7.14
115.01-120.00	29	$1,196,891	14.99
120.01-125.00	97	$4,611,193	57.74
	171	$7,985,654	100.00

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

Fixed Rate Mortgage Loans $7,985,654

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
AZ	4	$238,569	2.99
AR	1	$19,321	0.24
CA	44	$2,275,932	28.50
CO	2	$98,307	1.23
CT	4	$145,948	1.83
DE	4	$177,024	2.22
DC	1	$44,315	0.55
FL	20	$908,580	11.38
GA	7	$284,710	3.57
HI	2	$110,515	1.38
ID	4	$205,266	2.57
IN	3	$139,073	1.74
IA	1	$49,408	0.62
KS	5	$230,820	2.89
KY	2	$90,157	1.13
LA	2	$89,421	1.12
ME	1	$44,809	0.56
MD	5	$203,881	2.55
MI	1	$45,090	0.56
MN	1	$51,409	0.64
MS	2	$99,801	1.25
MO	2	$102,752	1.29
NE	2	$93,166	1.17
NV	7	$319,036	4.00
NM	4	$180,302	2.26
NY	2	$149,674	1.87
NC	19	$688,515	8.62
OH	3	$141,715	1.77
OK	4	$192,247	2.41
OR	1	$44,755	0.56
SC	2	$56,976	0.71
TN	2	$92,426	1.16
WA	5	$278,576	3.49
WI	2	$93,159	1.17
	171	$7,985,654	100.00

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

Fixed Rate Mortgage Loans $7,985,654

FICO Ranges

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
761 - 780	2	$115,007	1.44
741 - 760	6	$272,481	3.41
721 - 740	9	$479,412	6.00
701 - 720	25	$1,261,555	15.80
681 - 700	25	$1,274,363	15.96
661 - 680	48	$2,246,870	28.14
641 - 660	39	$1,665,953	20.86
621 - 640	12	$484,671	6.07
601 - 620	2	$49,573	0.62
581 - 600	1	$47,266	0.59
541 - 560	1	$44,214	0.55
NOT SCORED	1	$44,290	0.55
	171	$7,985,654	100.00

Property Type

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
SFR	159	$7,290,136	91.29
CONDO	7	$397,813	4.98
PUD	3	$164,699	2.06
3 FAM	2	$133,005	1.67
	171	$7,985,654	100.00

Loan Purpose

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
RFCO	168	$7,765,499	97.24
REFI	2	$151,407	1.90
PURCH	1	$68,748	0.86
	171	$7,985,654	100.00

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

Fixed Rate Mortgage Loans $7,985,654

Occupancy

Occupancy Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
OOC	171	$7,985,654	100.00
	171	$7,985,654	100.00

Document Type

Document Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
FULL DOC	139	$6,343,554	79.44
STATED DOC	32	$1,642,100	20.56
	171	$7,985,654	100.00

Original Principal Balances

Range of Principal Balances	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
$0.00 to $50,000.00	91	$3,568,852	44.69
$50,000.01 to $100,000.00	79	$4,314,393	54.03
$100,000.01 to $150,000.00	1	$102,408	1.28
	171	$7,985,654	100.00

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

ABS New Transaction

Computational Materials

Impac CMB Trust Series 2002-1

COLLATERALIZED ASSET-BACKED BONDS, SERIES 2002-1

$[396,000,000]

(Approximate)

IMH Assets Corp.

Depositor

Impac Mortgage Holdings, Inc.

Seller

Impac Funding Corporation

Master Servicer

Preliminary Structural Term Sheet **Date Prepared: January 29, 2002**

$[396,000,000] (Approximate)
IMH Assets Corp., Collateralized Asset-Backed Bonds, Series 2002-1

Class (1) (2)	Approximate Bond Balance (3)	Tranche Type	WAL (Yrs.) Call/Mat (4)	Modified Duration (Yrs.) Call/Mat(4)	Payment Window (Mos.) Call/Mat(4)	Expected Rating (Moody's / S&P)	Last Scheduled Payment Date
A	$[376,000,000]	Floating Rate Senior	2.17 / 2.64	2.07 / 2.48	1-52 / 1-167	Aaa /AAA	December 2031
B	$[20,000,000]	Floating Rate Subordinate	2.17 / 2.64	2.00 / 2.37	1-52 / 1-167	Baa2/ BBB	December 2031
Total:	**$[396,000,000]**						

(1) The Bonds are priced to call. In the event that an optional clean-up call does not occur on the earliest possible date, (i) the margin for the Class A Bonds will increase 2.0x, and (ii) the margin for the Class B Bonds will increase 1.5x.
(2) The Bonds are subject to a fixed cap of [13.25]% and a cap equal to the Available Funds Rate (as described below).
(3) The bond balances are subject to a +/-5% variance.
(4) Based on the collateral prepayment assumptions described under "Pricing Prepayment Speed" herein.

Trust: Impac CMB Trust Series 2002-1.

Seller: Impac Mortgage Holdings, Inc. or an affiliate thereof.

Depositor: IMH Assets Corp.

Master Servicer: Impac Funding Corporation.

Sub-Servicers: Commencing on or before [May 1], 2002 Countrywide Home Loans, Inc. or an affiliate thereof will act as sub-servicer with respect to substantially all of the Adjustable Rate Mortgage Loans deposited into the Trust on the Closing Date and, with respect to the Subsequent Mortgage Loans, no later than three months after the date of transfer. Wendover Funding Inc. will sub-service the Fixed Rate Mortgage Loans.

Underwriters: Countrywide Securities Corporation (Lead Manager) and Greenwich Capital Markets, Inc. (Co-Manager).

Indenture Trustee: Bankers Trust Company of California, N.A.

Owner Trustee: Wilmington Trust Company.

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction.

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Note Insurer:	Ambac Assurance Corporation ("AMBAC").
Bonds:	The *"Bonds"* will consist of (i) the Class A Bonds and (ii) the Class B Bonds.
Certificates:	The Trust will also issue Certificates representing the beneficial ownership interest in the Trust. The Certificates are not offered publicly.
Registration:	The Bonds will be available in book-entry form through DTC.
ERISA Eligibility:	The Bonds are expected to be ERISA eligible, subject to certain conditions.
SMMEA Eligibility:	The Bonds will not constitute "mortgage related securities" for purposes of SMMEA.
Sample Pool Calculation Date:	February 1, 2002, with respect to the Adjustable Rate Mortgage Loans, and January 11, 2002, with respect to the Fixed Rate Mortgage Loans.
Cut-off Date:	For each Mortgage Loan delivered to the Trust on the Closing Date, the later of February 1, 2002, or the origination date of such Mortgage Loan. For each Subsequent Mortgage Loan, the later of the first day of the month in which the Subsequent Mortgage Loan is delivered to the Trust, or the origination date of such Subsequent Mortgage Loan.
Cut-off Date Balance:	The aggregate scheduled unpaid principal balance of the Mortgage Loans as of the Cut-off Date, plus the amount on deposit in the Pre-Funding Account on the Closing Date.
Expected Pricing Date:	January [31], 2002.
Expected Closing Date:	February [27], 2002.
Payment Date:	The 25th day of each month (or, if such day is not a business day, the next succeeding business day) commencing in March 2002.
Accrued Interest:	The price to be paid by investors for the Bonds will not include accrued interest thru the Closing Date (i.e., settling flat).
Interest Accrual Period:	With respect to the Bonds and any Payment Date, the period commencing from the preceding Payment Date (or, in the case of the first Payment Date, from the Closing Date) through the day preceding such Payment Date (on an actual/360 basis).
Due Date:	With respect to the Adjustable Rate Mortgage Loans, the first day of each calendar month and, with respect to the Fixed Rate Mortgage Loans, the date specified in the related note.
Optional Termination:	Subject to any restrictions set forth in the transaction documents, the terms of the transaction allow for a clean-up call with respect to the Bonds, which may be exercised upon the earlier of (i) any Payment Date on which the outstanding aggregate principal balance of the Mortgage Loans

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction.

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

	is less than or equal to 20% of the Cut-off Date Balance, and (ii) the Payment Date occurring in March 2012.
Pricing Prepayment Speed:	The Bonds were priced based on an assumed collateral prepayment speed of 30% CPR.
Mortgage Loans:	The Trust will include mortgage loans (the "Mortgage Loans") having an aggregate principal balance as of the Sample Pool Calculation Date (the "Sample Pool Calculation Date Balance") of approximately $340,100,401, of which (i) approximately $332,114,748, or 97.65% by Sample Pool Calculation Date Balance, are adjustable rate mortgage loans secured by first liens on the related mortgaged properties (the "Adjustable Rate Mortgage Loans"), and (ii) approximately $7,985,654, or 2.35% by Sample Pool Calculation Date Balance, are fixed rate mortgage loans secured by second liens on the related mortgaged properties (the "Fixed Rate Mortgage Loans"). Approximately 86.81% by Sample Pool Calculation Date Balance of the Fixed Rate Mortgage Loans are secured by Mortgage Loans with original combined loan-to-value ratios in excess of 100.00%. The Mortgage Loans have the characteristics as of the Sample Pool Calculation Date described in the collateral tables included in these Computational Materials. The collateral tables included in these Computational Materials as Appendix A represent a sample pool of Mortgage Loans (the "Sample Pool") having the characteristics described therein as of the Sample Pool Calculation Date, and do not include additional Mortgage Loans expected to be included in the Trust on the Closing Date or, with respect to the Subsequent Mortgage Loans, during the Funding Period. In addition, certain Mortgage Loans contained in the Sample Pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. The final pool of Mortgage Loans to be included in the Trust will be different from the Sample Pool, although the characteristics of such final pool will not materially differ from the characteristics of the Sample Pool as indicated herein.
Pre-Funded Amount:	A deposit of not more than $100,000,000 (the "Pre-Funded Amount") will be made to a pre-funding account (the "Pre-Funding Account") on the Closing Date. From the Closing Date to no later than April 30, 2002 (the "Funding Period"), the Pre-Funded Amount on deposit in the Pre-Funding Account will be used to purchase subsequent mortgage loans (the "Subsequent Mortgage Loans"). Any portion of the Pre-Funded Amount remaining on the last day of the Funding Period will be distributed as principal on the Bonds on the immediately following Payment Date.
Note Rate:	The Note Rate on each Class of Bonds for any Payment Date will be equal to the least of (a) one-month LIBOR plus the margin for such Class, (b) the Available Funds Rate, and (c) a fixed cap of [13.25]%.
Premium Rate:	Approximately 12.63% of the Mortgage Loans by Sample Pool Calculation Date Balance are covered by lender-paid mortgage insurance policies. The *"Premium Rate"* for any period will equal the premium rate of each such insured Mortgage Loan for that period expressed as a weighted average rate for all Mortgage Loans. The Premium Rate of the Sample Pool is approximately 0.107%.
Net Mortgage Rate:	The *"Net Mortgage Rate"* will be a rate equal to the excess of the weighted average of the mortgage rates on the Mortgage Loans minus the sum of (a) a servicing fee rate of (i) 0.375% with

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates.. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction.

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

respect to the Adjustable Rate Mortgage Loans, and (ii) 0.75% with respect to the Fixed Rate Mortgage Loans, (b) a master servicing fee rate of 0.03%, (c) a combined indenture trustee and owner trustee fee rate of approximately 0.0075%, (d) the Premium Rate and (e) a surety carveout of [0.50]% commencing after the first nine (9) months (in the case of (a), (b), (c), and (d), weighted on the basis of the principal balances of the related Mortgage Loans as of the prior due period).

Available Funds Rate: For any Payment Date, the "Available Funds Rate," as expressed on a per annum basis, will equal the product of (a) the excess of (i) the Net Mortgage Rate, times a fraction equal to (x) the aggregate principal balance of the Mortgage Loans as of the end of the related due period over (y) the aggregate principal balance of the Bonds immediately prior to such Payment Date, over (ii) the Bond Insurance Policy premium times a fraction equal to (x) the principal balance of the Class A Bonds divided by (y) the aggregate principal balance of the Class A and Class B Bonds multiplied by (b) a fraction equal to (i) 30 divided by (ii) the number of days in the related Interest Accrual Period.

Basis Risk Shortfall Carryforward: Any shortfalls in interest payments on a Class of Bonds resulting from any excess of (a) interest at the lesser of (i) LIBOR plus the related margin and (ii) [13.25]%, over (b) the Available Funds Rate (any such shortfalls, "Basis Risk Shortfall Amounts"), to the extent not covered by the Derivative Contracts (as defined below), will be paid in the current month or carried forward for payment on subsequent Payment Dates, together with accrued interest thereon, to the extent of amounts available from Excess Cash Flow, as described under "Priority of Payments" below. Basis Risk Shortfall Amounts and Basis Risk Shortfall Carryforward are referred to collectively herein as "Basis Risk Amounts."

Derivative Contracts: The Trust will include interest rate derivative contracts with an aggregate notional balance of approximately $146,396,388.86 (collectively, the "Derivative Contracts"). Payments received on the Derivative Contracts (net of any liabilities relating thereto) will be available to pay the Bonds (in sequential order, beginning with the Class A Bonds) any Basis Risk Amounts. None of the Derivative Contracts will have a term in excess of 36 months.

The Derivative Contracts will include one cap contract with an initial declining notional balance of $41,823,057.07, as further specified in the cap contract (the "Cap Contract"). Payments received under the Cap Contract will be available to pay the Bonds any Basis Risk Amounts in the order and manner described in the preceding paragraph.

The Derivative Contracts will also include approximately $104,573,331.79 of "balance-guaranteed" collar contracts (the "Collar Contracts"). As used herein, "balance-guaranteed" shall refer to Derivative Contracts written by a triple-A counterparty which will guarantee that, in any given period, the aggregate notional balance of the Swap Contract and Collar Contracts will not exceed the aggregate balance of the Bonds.

Credit Enhancement: The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support against Realized Losses for some or all of the Bonds, as the case may be:

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction.

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

1. Overcollateralization. The required initial and target overcollateralization will be equal to [1.00]% of the Cut-off Date Balance.

   a. *Stepdown of Overcollateralization*: On or after the Stepdown Date (as defined below) and for so long as a Trigger Event (the parameters of which will be set by the rating agencies) shall not have occurred, the required overcollateralization may be reduced to the lesser of (i) an amount equal to [2.00]% of the then current aggregate unpaid principal balance of the Mortgage Loans, and (ii) an overcollateralization floor equal to [0.50]% of the Cut-off Date Balance. As used herein, "Stepdown Date" shall mean the later of (a) the Payment Date occurring in March 2005, and (b) the first Payment Date on which the aggregate principal balance of the Mortgage Loans is less than or equal to 50% of the Cut-off Date Balance.

   b. *Trigger Event*: Upon the occurrence of a Trigger Event on or after the Stepdown Date, and for so long as such Trigger Event exists, the required overcollateralization will be increased to [1.00]% of the Cut-off Date Balance.

2. Excess Cash Flow. "Excess Cash Flow" for any Payment Date will be equal to the available funds remaining after priorities 1, 2 and 3 under "Priority of Payments" below.

3. Subordination. The Class B Bonds, which will initially represent [5.00]% of the Cut-off Date Balance, will provide subordination to the Class A Bonds, to the extent described under "Realized Losses" below.

4. Bond Insurance Policy. AMBAC Assurance Corporation will guarantee the ultimate payment of principal and current interest on the Class A Bonds only, except shortfalls and losses resulting from prepayment interest shortfalls, Soldiers' and Sailors' Civil Relief Act of 1940 shortfalls, and Basis Risk Amounts. AMBAC's claims paying ability is rated AAA/Aaa by S&P and Moody's, respectively.

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan, in which case the amount of such insufficiency is a "Realized Loss." Realized Losses will, in effect, be absorbed first, by Excess Cash Flow, and then by the reduction of overcollateralization. Following the reduction of any overcollateralization to zero, all allocable Realized Losses will be applied to the Class B Bonds. Any Realized Losses allocated to the Class B Bonds will not bear interest and will be reimbursed as provided below.

Any Realized Losses otherwise attributable to the Class A Bonds and not covered as described above will result in a draw on the Bond Insurance Policy.

Priority of Payments:

Available funds from the Mortgage Loans (which are net of any servicing, master servicing, indenture trustee, owner trustee, private mortgage insurance premium fees and the AMBAC premium) will be distributed as follows:

1. To the respective counterparties of the Derivative Contracts, any net amounts which may become due as a result of the liability portion of the Derivative Contracts;

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction.

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

2. Interest funds, from the Interest Remittance Amount, as follows: (i) accrued interest to the Class A Bonds and then (ii) accrued interest to the Class B Bonds;
3. Principal funds, as follows: monthly principal, on a pro rata basis to the Bonds;
4. Excess Cash Flow, to AMBAC, as reimbursement for prior draws on the Bond Insurance Policy along with any other amounts due pursuant to the Insurance Agreement;
5. Any remaining Excess Cash Flow, following the distributions described in clause 4 above, as follows: (i) as principal to the Bonds to build overcollateralization to the target amount, then (ii) to the Class B Bonds, any unreimbursed Realized Losses;
6. Any remaining Excess Cash Flow, following the distributions described in clause 5 above, as follows: (i) sequentially to the Class A Bonds and Class B Bonds, to cover any Basis Risk Amounts which are not covered by payments received in respect of the Derivative Contracts and then (ii) sequentially to the Class A Bonds and Class B Bonds, to cover any Unpaid Interest Shortfall Amount.
7. Any remaining Excess Cash Flow, following the distributions described in clause 6 above, to the Certificates.

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction.

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Impac CMB Trust Series 2002-1, Class A

Price-DM Sensitivity Report

Settlement:	2/27/02
Class Balance:	$[376,000,000]
Pass-Thru Margin (pre-step-up):	[0.34]%

To Call:

Prepayment Assumption	0.00%	12.00%	25.00%	30.00%	35.00%	42.00%	50.00%
DM at Par (bps)	34	34	34	34	34	34	34
WAL (yr)	9.19	5.28	2.66	2.17	1.82	1.45	1.16
MDUR (yr)	8.22	4.83	2.52	2.07	1.75	1.41	1.13
First Prin Pay	3/2	3/2	3/2	3/2	3/2	3/2	3/2
Last Prin Pay	3/12	3/12	6/7	6/6	10/5	1/5	6/4

To Maturity:

Prepayment Assumption	0.00%	12.00%	25.00%	30.00%	35.00%	42.00%	50.00%
DM at Par (bps)	49	39	39	40	40	40	40
WAL (yr)	18.29	6.41	3.22	2.64	2.21	1.77	1.40
MDUR (yr)	14.43	5.67	3.00	2.48	2.10	1.69	1.35
First Prin Pay	3/2	3/2	3/2	3/2	3/2	3/2	3/2
Last Prin Pay	12/31	4/29	11/18	1/16	10/13	7/11	8/9

This information is furnished to you solely by Greenwich Capital Markets, Inc. ("GCM") and not by the issuer of the securities or any of its affiliates. GCM is acting as underwriter and not as agent for the issuer or its affiliates in connection with the proposed transaction.

Impac CMB Trust Series 2002-1, Class B

Price-DM Sensitivity Report

Settlement:	2/27/02
Class Balance:	$[20,000,000]
Pass-Thru Margin (pre-step-up):	[2.15]%

To Call:

Prepayment Assumption	0.00%	12.00%	25.00%	30.00%	35.00%	42.00%	50.00%
DM at Par (bps)	215	215	215	215	215	215	215
WAL (yr)	9.19	5.28	2.66	2.17	1.82	1.45	1.16
MDUR (yr)	7.51	4.49	2.42	2.00	1.70	1.37	1.10
First Prin Pay	3/2	3/2	3/2	3/2	3/2	3/2	3/2
Last Prin Pay	3/12	3/12	6/7	6/6	10/5	1/5	6/4

To Maturity:

Prepayment Assumption	0.00%	12.00%	25.00%	30.00%	35.00%	42.00%	50.00%
DM at Par (bps)	255	228	230	231	231	232	232
WAL (yr)	18.29	6.41	3.22	2.64	2.21	1.77	1.40
MDUR (yr)	12.06	5.16	2.84	2.37	2.01	1.63	1.31
First Prin Pay	3/2	3/2	3/2	3/2	3/2	3/2	3/2
Last Prin Pay	12/31	4/29	11/18	1/16	10/13	7/11	8/9

This information is furnished to you solely by Greenwich Capital Markets, Inc. ("GCM") and not by the issuer of the securities or any of its affiliates. GCM is acting as underwriter and not as agent for the issuer or its affiliates in connection with the proposed transaction.

This information is furnished to you solely by Greenwich Capital Markets, Inc. ("GCM") and not by the issuer of the securities or any of its affiliates. GCM is acting as underwriter and not as agent for the issuer or its affiliates in connection with the proposed transaction.

Available Rate Schedule (1)

Period	Available Rate (2)	Available Rate (3)
1	7.100	7.100
2	5.950	8.910
3	6.150	9.190
4	5.960	9.040
5	6.120	9.170
6	5.330	9.630
7	5.290	9.640
8	5.350	9.730
9	5.160	9.570
10	5.290	9.780
11	4.900	9.330
12	4.800	10.030
13	5.310	10.780
14	4.560	9.810
15	4.730	10.090
16	4.500	9.820
17	4.520	9.880
18	4.330	10.270
19	4.280	10.230
20	4.340	10.360
21	4.160	10.130
22	4.300	10.380
23	4.070	9.290
24	4.350	9.540
25	4.650	10.200
26	4.350	9.550
27	4.500	9.870
28	4.350	9.570
29	4.500	10.250
30	4.350	10.530
31	4.350	10.540
32	4.500	10.890
33	4.360	10.550
34	4.460	10.970
35	4.360	10.940
36	4.410	11.510

Period	Available Rate (2)	Available Rate (3)
37	4.890	12.750
38	4.370	11.400
39	4.510	11.780
40	4.370	11.420
41	4.510	12.010
42	4.360	12.010
43	4.360	12.010
44	4.510	12.420
45	4.360	12.010
46	4.510	12.430
47	4.370	12.040
48	4.370	12.040
49	4.840	13.340
50	4.360	12.070
51	4.510	12.480
52	4.370	12.100

(1) Subject to those limitations set forth under "Note Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 1.830%, 6-Month-LIBOR stays at 2.020%, 1Y CMT stays constant at 2.292% and both are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.

(3) Assumes that both 1-Month LIBOR, 6-Month LIBOR and 1Y CMT instantaneously increase to 1000 basis points and includes all projected cash proceeds from the Derivative Contracts.

$340,100,401 ARM and Fixed Rate Mortgage Loans

Summary of Loans in Sample Pool
(As of Sample Calculation Date)

		Range		
Total Number of Loans	1,535			
Total Outstanding Loan Balance	$340,100,401			
Average Loan Balance	$221,564	$12,285	to	$686,323
WA Mortgage Rate	6.785%	2.875%	to	16.750%
Net WAC	6.257%	2.463%	to	15.963%
ARM Characteristics				
WA Gross Margin	2.888%	1.875%	to	6.500%
WA Months to First Roll	12	1	to	59
WA First Periodic Cap	1.784%	1.000%	to	3.000%
WA Subsequent Periodic Cap	1.008%	1.000%	to	2.000%
WA Lifetime Cap	13.094%	11.500%	to	18.375%
WA Lifetime Floor	2.932%	1.875%	to	11.375%
WA Original Term (months)	357	120	to	360
WA Remaining Term (months)	354	65	to	360
WA LTV	83.89%	20.39%	to	125.00%
Percentage of Pool with CLTV > 100%	2.04%			
WA FICO	682			
WA DTI%	37.04%			
Percentage of Pool with Prepayment Penalties at Loan Orig	53.63%			
Percentage of Pool Secured by: 1st Liens	97.65%			
Percentage of Pool Secured by: 2nd Liens	2.35%			
Prepay Penalty: Hard	23.68%			
Prepay Penalty: Soft	76.32%			

Top 5 States:	Top 5 Prop:	Top 5 Docs:	Purpose Codes:	Occ Codes:	Grades:	Orig PP Term:
CA: 65.32%	SFR: 76.43%	EXPR NON-VER ASSET: 38.88%	PURCH: 56.36%	OOC: 92.55%	A1: 5.10%	N/A: 46.37%
FL: 5.09%	PUD: 12.63%	EXPR VER ASSET: 32.24%	RFCO: 31.22%	NOO: 5.42%	A2: 2.95%	6: 0.65%
IL: 3.01%	CONDO: 8.59%	FULL DOC: 11.80%	REFI: 12.42%	2ND: 2.03%	A+: 44.58%	12: 2.86%
WA: 2.42%	2 FAM: 1.40%	STATED DOC: 8.68%			A: 46.06%	24: 30.36%
GA: 2.29%	HI CONDO: 0.35%	EXPR NO DOC: 7.78%			A-: 0.84%	36: 9.24%
					B: 0.36%	60: 10.50%
					C: 0.05%	
					C-: 0.05%	

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accurancy of any material contained herein. The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

ARM Loans $332,114,748

Loan Programs

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
6 MO LIBOR	798	$202,869,696	61.08
2/1 CMT	1	$467,686	0.14
2/28 LIBOR	531	$121,003,162	36.43
3/27 LIBOR	29	$6,549,369	1.97
5/25 LIBOR	5	$1,224,835	0.37
	1,364	$332,114,748	100.00

Principal Balances

Range of Principal Balances	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
$50,000.01 to $100,000.00	78	$6,558,223	1.97
$100,000.01 to $150,000.00	216	$27,773,644	8.36
$150,000.01 to $200,000.00	283	$49,683,981	14.96
$200,000.01 to $250,000.00	231	$51,569,950	15.53
$250,000.01 to $300,000.00	185	$50,757,462	15.28
$300,000.01 to $350,000.00	152	$49,261,631	14.83
$350,000.01 to $400,000.00	109	$41,178,913	12.40
$400,000.01 to $450,000.00	33	$14,141,254	4.26
$450,000.01 to $500,000.00	35	$16,676,297	5.02
$500,000.01 to $550,000.00	15	$7,811,812	2.35
$550,000.01 to $600,000.00	9	$5,138,210	1.55
$600,000.01 to $650,000.00	15	$9,544,818	2.87
$650,001.00 or Greater	3	$2,018,553	0.61
	1,364	$332,114,748	100.00

Mortgage Rates

Range of Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
2.875 - 2.999	1	$274,518	0.08
3.000 - 3.499	4	$1,540,268	0.46
3.500 - 3.999	24	$8,171,905	2.46
4.000 - 4.499	32	$8,674,476	2.61

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accurancy of any material contained herein. The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

ARM Loans $332,114,748

Mortgage Rates (cont.)

Range of Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
4.500 - 4.999	76	$21,106,844	6.36
5.000 - 5.499	81	$22,696,333	6.83
5.500 - 5.999	141	$36,613,575	11.02
6.000 - 6.499	159	$38,509,534	11.60
6.500 - 6.999	261	$63,869,105	19.23
7.000 - 7.499	160	$38,813,195	11.69
7.500 - 7.999	187	$43,233,157	13.02
8.000 - 8.499	88	$19,222,786	5.79
8.500 - 8.999	93	$18,952,413	5.71
9.000 - 9.499	29	$5,631,487	1.70
9.500 - 9.999	17	$3,078,588	0.93
10.000 - 10.499	5	$791,906	0.24
10.500 - 10.999	3	$476,085	0.14
11.000 - 11.499	1	$93,719	0.03
11.500 - 11.999	2	$364,851	0.11
	1,364	$332,114,748	100.00

Months Remaining to Maturity

Months Remaining to Maturity	Number of Loans	Principal Balance	% of Aggregate Principal Balance
301 - 360	1,364	$332,114,748	100.00
	1,364	$332,114,748	100.00

Loan-to-Value Ratios

Range of LTVs (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
20.01-25.00	4	$688,921	0.21
25.01-30.00	3	$329,227	0.10
35.01-40.00	4	$1,185,058	0.36
40.01-45.00	7	$1,757,543	0.53
45.01-50.00	16	$4,603,522	1.39
50.01-55.00	7	$2,645,985	0.80
55.01-60.00	19	$5,515,391	1.66

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accurancy of any material contained herein. The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

ARM Loans $332,114,748

Loan-to-Value Ratios (cont.)

Range of LTVs (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
60.01-65.00	27	$7,432,976	2.24
65.01-70.00	74	$22,584,446	6.80
70.01-75.00	61	$17,441,790	5.25
75.01-80.00	381	$96,041,771	28.92
80.01-85.00	41	$9,324,720	2.81
85.01-90.00	343	$79,209,912	23.85
90.01-95.00	355	$78,982,354	23.78
95.01-100.00	22	$4,371,132	1.32
	1,364	$332,114,748	100.00

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
AZ	18	$2,733,391	0.82
AR	1	$70,560	0.02
CA	839	$219,861,464	66.20
CO	28	$6,454,834	1.94
CT	12	$3,171,804	0.96
DC	3	$800,471	0.24
FL	85	$16,414,266	4.94
GA	37	$7,519,895	2.26
HI	4	$1,234,702	0.37
ID	1	$134,206	0.04
IL	46	$10,226,970	3.08
IN	8	$1,319,855	0.40
IA	1	$251,379	0.08
KY	1	$80,020	0.02
ME	1	$143,653	0.04
MD	21	$4,733,642	1.43
MA	11	$2,584,119	0.78
MI	20	$4,434,642	1.34
MN	4	$765,327	0.23
MO	10	$2,076,708	0.63
MT	1	$188,806	0.06
NE	1	$686,323	0.21
NV	25	$5,291,483	1.59

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accurancy of any material contained herein. The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

ARM Loans $332,114,748

Geographic Distribution (cont.)

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
NH	1	$369,084	0.11
NJ	29	$6,147,434	1.85
NM	3	$791,314	0.24
NY	16	$5,508,708	1.66
NC	14	$2,787,390	0.84
OH	8	$1,236,380	0.37
OK	4	$1,169,528	0.35
OR	14	$2,899,035	0.87
PA	6	$1,095,454	0.33
RI	3	$385,643	0.12
SC	7	$1,363,468	0.41
TN	3	$617,998	0.19
TX	18	$3,884,571	1.17
UT	5	$1,140,651	0.34
VA	12	$2,978,306	0.90
WA	39	$7,946,448	2.39
WI	4	$614,815	0.19
	1,364	$332,114,748	100.00

FICO Ranges

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
801 - 820	3	$1,027,408	0.31
781 - 800	32	$8,681,397	2.61
761 - 780	55	$14,865,117	4.48
741 - 760	77	$19,674,897	5.92
721 - 740	123	$31,046,399	9.35
701 - 720	156	$38,282,357	11.53
681 - 700	190	$47,234,587	14.22
661 - 680	209	$47,656,818	14.35
641 - 660	221	$52,999,563	15.96
621 - 640	187	$46,200,399	13.91
601 - 620	63	$14,626,722	4.40
581 - 600	33	$7,233,063	2.18
561 - 580	8	$1,540,913	0.46
541 - 560	4	$528,723	0.16

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accurancy of any material contained herein. The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

ARM Loans $332,114,748

FICO Ranges (cont.)

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
521 - 540	1	$93,719	0.03
NOT SCORED	2	$422,665	0.13
	1,364	$332,114,748	100.00

Property Type

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
SFR	1,022	$252,651,419	76.07
PUD	159	$42,777,484	12.88
CONDO	147	$28,826,091	8.68
2 FAM	20	$4,749,192	1.43
HI CONDO	4	$1,193,088	0.36
4 FAM	6	$1,093,974	0.33
3 FAM	4	$519,853	0.16
UNKNOWN	2	$303,646	0.09
	1,364	$332,114,748	100.00

Loan Purpose

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
PURCH	811	$191,609,217	57.69
RFCO	388	$98,414,919	29.63
REFI	165	$42,090,611	12.67
	1,364	$332,114,748	100.00

Occupancy

Occupancy Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
OOC	1,240	$306,773,741	92.37
NOO	96	$18,439,309	5.55

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accurancy of any material contained herein. The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

ARM Loans $332,114,748

Occupancy (cont.)

Occupancy Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
2ND HM	28	$6,901,697	2.08
	1,364	$332,114,748	100.00

Document Type

Document Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
EXPR NON-VER ASSET	574	$132,244,999	39.82
EXPR VER ASSET	433	$109,655,139	33.02
FULL DOC	131	$33,777,231	10.17
STATED DOC	106	$27,890,735	8.40
EXPR NO DOC	115	$26,454,943	7.97
NINA	3	$1,345,983	0.41
LISA	1	$581,475	0.18
EXPR SELF-EMP	1	$164,243	0.05
	1,364	$332,114,748	100.00

Gross Margin

Range of Gross Margins	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.99 or Less	1	$165,232	0.05
2.000 - 2.249	34	$11,204,899	3.37
2.250 - 2.499	32	$7,939,883	2.39
2.500 - 2.749	290	$75,434,481	22.71
2.750 - 2.999	437	$106,191,645	31.97
3.000 - 3.249	287	$66,916,990	20.15
3.250 - 3.499	146	$34,844,316	10.49
3.500 - 3.749	41	$8,823,708	2.66
3.750 - 3.999	25	$6,205,515	1.87
4.000 - 4.249	26	$5,801,282	1.75
4.250 - 4.499	9	$1,733,698	0.52
4.500 - 4.749	13	$2,694,621	0.81
4.750 - 4.999	9	$1,575,789	0.47
5.000 - 5.249	5	$1,122,093	0.34

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accurancy of any material contained herein. The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

ARM Loans $332,114,748

Gross Margin (cont.)

Range of Gross Margins	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
5.250 - 5.499	4	$657,065	0.20
5.500 - 5.749	1	$137,637	0.04
5.750 - 5.999	2	$340,394	0.10
6.250 - 6.499	1	$163,661	0.05
6.500 - 6.749	1	$161,837	0.05
	1,364	$332,114,748	100.00

Next Rate Adjustment Date

Next Rate Adjustment Date	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
03/02	1	$111,730	0.03
04/02	5	$746,221	0.22
05/02	30	$8,394,929	2.53
06/02	356	$90,167,055	27.15
07/02	327	$83,882,343	25.26
08/02	77	$18,949,885	5.71
09/02	1	$495,000	0.15
04/03	1	$162,778	0.05
06/03	1	$122,533	0.04
07/03	1	$457,683	0.14
08/03	2	$841,641	0.25
09/03	7	$2,054,290	0.62
10/03	4	$942,545	0.28
11/03	23	$5,158,950	1.55
12/03	230	$55,059,547	16.58
01/04	196	$44,708,268	13.46
02/04	69	$12,408,650	3.74
04/04	1	$259,368	0.08
05/04	1	$161,837	0.05
07/04	1	$143,275	0.04
08/04	1	$344,933	0.10
10/04	2	$489,554	0.15
11/04	2	$300,793	0.09
12/04	12	$2,705,088	0.81
01/05	7	$1,871,422	0.56

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accurancy of any material contained herein. The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

ARM Loans $332,114,748

Next Rate Adjustment Date (cont.)

Next Rate Adjustment Date	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
02/05	2	$273,100	0.08
12/06	2	$532,473	0.16
01/07	2	$368,857	0.11
	1,364	$332,114,748	100.00

Range of Months to Roll

Month Number Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
0 - 6	796	$202,252,164	60.90
7 - 12	1	$495,000	0.15
13 - 18	5	$1,584,636	0.48
19 - 24	529	$120,332,250	36.23
25 - 31	4	$909,412	0.27
32 - 37	25	$5,639,957	1.70
56 - 61	4	$901,329	0.27
	1,364	$332,114,748	100.00

Lifetime Rate Cap

Range of Lifetime Rate Caps (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
11.001 - 11.500	1	$395,231	0.12
11.501 - 12.000	1	$139,721	0.04
12.001 - 12.500	589	$154,224,095	46.44
12.501 - 13.000	244	$60,114,650	18.10
13.001 - 13.500	166	$39,304,637	11.83
13.501 - 14.000	147	$35,385,954	10.65
14.001 - 14.500	88	$17,635,075	5.31
14.501 - 15.000	69	$14,299,060	4.31
15.001 - 15.500	27	$5,051,037	1.52
15.501 - 16.000	19	$3,271,245	0.98
16.001 - 16.500	6	$1,237,133	0.37

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accurancy of any material contained herein. The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

ARM Loans $332,114,748

Lifetime Rate Cap (cont.)

Range of Lifetime Rate Caps (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
16.501 - 17.000	2	$275,095	0.08
17.001 - 17.500	3	$598,128	0.18
17.501 - 18.000	1	$89,967	0.03
18.001 - 18.500	1	$93,719	0.03
	1,364	$332,114,748	100.00

Initial Periodic Rate Cap

Initial Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.000	780	$199,372,772	60.03
1.500	18	$3,496,925	1.05
3.000	566	$129,245,051	38.92
	1,364	$332,114,748	100.00

Subsequent Periodic Rate Cap

Subsequent Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.000	1,339	$327,303,355	98.55
1.500	24	$4,343,707	1.31
2.000	1	$467,686	0.14
	1,364	$332,114,748	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accurancy of any material contained herein. The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

ARM Loans $332,114,748

Lifetime Rate Floor

Range of Lifetime Rate Floors (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
5.000 or Less	1,334	$327,033,104	98.47
5.001 - 6.000	7	$1,484,061	0.45
6.001 - 7.000	2	$326,999	0.10
7.001 - 8.000	5	$1,011,267	0.30
8.001 - 9.000	11	$1,567,258	0.47
9.001 - 10.000	2	$275,095	0.08
10.001 - 11.000	2	$323,244	0.10
11.001 - 12.000	1	$93,719	0.03
	1,364	$332,114,748	100.00

Original Principal Balances

Range of Principal Balances	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
$50,000.01 to $100,000.00	78	$6,558,223	1.97
$100,000.01 to $150,000.00	216	$27,773,644	8.36
$150,000.01 to $200,000.00	283	$49,683,981	14.96
$200,000.01 to $250,000.00	231	$51,569,950	15.53
$250,000.01 to $300,000.00	184	$50,457,591	15.19
$300,000.01 to $350,000.00	151	$48,862,232	14.71
$350,000.01 to $400,000.00	111	$41,878,183	12.61
$400,000.01 to $450,000.00	33	$14,141,254	4.26
$450,000.01 to $500,000.00	35	$16,676,297	5.02
$500,000.01 to $550,000.00	15	$7,811,812	2.35
$550,000.01 to $600,000.00	9	$5,138,210	1.55
$600,000.01 to $650,000.00	15	$9,544,818	2.87
$650,000.01 or Greater	3	$2,018,553	0.61
	1,364	$332,114,748	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accurancy of any material contained herein. The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Fixed Rate Mortgage Loans $7,985,654

Loan Programs

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
FIXED 10YR 2nd	1	$45,109	0.56
FIXED 15YR 2nd	91	$3,897,442	48.81
FIXED 20YR 2nd	49	$2,396,299	30.01
FIXED 25YR 2nd	28	$1,495,181	18.72
FIX30/15 BAL 2nd	2	$151,623	1.90
	171	$7,985,654	100.00

Principal Balances

Range of Principal Balances	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
$0.00 to $50,000.00	121	$4,985,059	62.43
$50,000.01 to $100,000.00	49	$2,898,187	36.29
$100,000.01 to $150,000.00	1	$102,408	1.28
	171	$7,985,654	100.00

Mortgage Rates

Range of Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
6.000 - 6.499	1	$56,406	0.71
10.000 - 10.499	1	$102,408	1.28
11.500 - 11.999	9	$439,071	5.50
12.000 - 12.499	2	$93,755	1.17
12.500 - 12.999	32	$1,398,395	17.51
13.000 - 13.499	14	$677,004	8.48
13.500 - 13.999	50	$2,452,723	30.71
14.000 - 14.499	12	$557,047	6.98
14.500 - 14.999	29	$1,362,167	17.06
15.000 - 15.499	3	$166,140	2.08
15.500 - 15.999	13	$442,842	5.55
16.000 - 16.499	4	$180,520	2.26

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accurancy of any material contained herein. The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Fixed Rate Mortgage Loans $7,985,654

Mortgage Rates (cont.)

Range of Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
16.500 - 16.999	1	$57,175	0.72
	171	$7,985,654	100.00

Months Remaining to Maturity

Months Remaining to Maturity	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1 - 120	11	$430,824	5.39
121 - 180	95	$4,234,613	53.03
181 - 300	65	$3,320,216	41.58
	171	$7,985,654	100.00

Combined Loan-to-Value Ratios

Range of Combined LTVs (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
60.01-65.00	1	$45,090	0.56
75.01-80.00	4	$113,830	1.43
80.01-85.00	1	$44,214	0.55
85.01-90.00	3	$206,600	2.59
90.01-95.00	3	$159,785	2.00
95.01-100.00	10	$484,070	6.06
100.01-105.00	5	$195,424	2.45
105.01-110.00	7	$358,106	4.48
110.01-115.00	11	$570,451	7.14
115.01-120.00	29	$1,196,891	14.99
120.01-125.00	97	$4,611,193	57.74
	171	$7,985,654	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accurancy of any material contained herein. The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Fixed Rate Mortgage Loans $7,985,654

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
AZ	4	$238,569	2.99
AR	1	$19,321	0.24
CA	44	$2,275,932	28.50
CO	2	$98,307	1.23
CT	4	$145,948	1.83
DE	4	$177,024	2.22
DC	1	$44,315	0.55
FL	20	$908,580	11.38
GA	7	$284,710	3.57
HI	2	$110,515	1.38
ID	4	$205,266	2.57
IN	3	$139,073	1.74
IA	1	$49,408	0.62
KS	5	$230,820	2.89
KY	2	$90,157	1.13
LA	2	$89,421	1.12
ME	1	$44,809	0.56
MD	5	$203,881	2.55
MI	1	$45,090	0.56
MN	1	$51,409	0.64
MS	2	$99,801	1.25
MO	2	$102,752	1.29
NE	2	$93,166	1.17
NV	7	$319,036	4.00
NM	4	$180,302	2.26
NY	2	$149,674	1.87
NC	19	$688,515	8.62
OH	3	$141,715	1.77
OK	4	$192,247	2.41
OR	1	$44,755	0.56
SC	2	$56,976	0.71
TN	2	$92,426	1.16
WA	5	$278,576	3.49
WI	2	$93,159	1.17
	171	$7,985,654	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accurancy of any material contained herein. The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Fixed Rate Mortgage Loans $7,985,654

FICO Ranges

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
761 - 780	2	$115,007	1.44
741 - 760	6	$272,481	3.41
721 - 740	9	$479,412	6.00
701 - 720	25	$1,261,555	15.80
681 - 700	25	$1,274,363	15.96
661 - 680	48	$2,246,870	28.14
641 - 660	39	$1,665,953	20.86
621 - 640	12	$484,671	6.07
601 - 620	2	$49,573	0.62
581 - 600	1	$47,266	0.59
541 - 560	1	$44,214	0.55
NOT SCORED	1	$44,290	0.55
	171	$7,985,654	100.00

Property Type

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
SFR	159	$7,290,136	91.29
CONDO	7	$397,813	4.98
PUD	3	$164,699	2.06
3 FAM	2	$133,005	1.67
	171	$7,985,654	100.00

Loan Purpose

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
RFCO	168	$7,765,499	97.24
REFI	2	$151,407	1.90
PURCH	1	$68,748	0.86
	171	$7,985,654	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accurancy of any material contained herein. The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Fixed Rate Mortgage Loans $7,985,654

Occupancy

Occupancy Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
OOC	171	$7,985,654	100.00
	171	$7,985,654	100.00

Document Type

Document Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
FULL DOC	139	$6,343,554	79.44
STATED DOC	32	$1,642,100	20.56
	171	$7,985,654	100.00

Original Principal Balances

Range of Principal Balances	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
$0.00 to $50,000.00	91	$3,568,852	44.69
$50,000.01 to $100,000.00	79	$4,314,393	54.03
$100,000.01 to $150,000.00	1	$102,408	1.28
	171	$7,985,654	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accurancy of any material contained herein. The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.